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Exhibit 14.1

Independent Auditors' Consent

To the Board of Directors of Prudential plc

        We consent to the incorporation by reference in the registration statement (No. 333-103500) on Form F-3 of Prudential plc of our report dated May 18, 2004, with respect to the consolidated balance sheets of Prudential plc as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, consolidated statement of total recognized gains and losses, reconciliation of movements in consolidated shareholders' capital and reserves and consolidated statement of cash flows from general business and shareholders' funds for each of the years in the three year period ended December 31, 2003, and all related financial statement schedules, which report appears in the December 31, 2003 annual report on Form 20-F of Prudential plc.

May 18, 2004	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

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  Exhibit 14.1